Exhibit 99.1

Press Release, 7 May 2015

Interxion Reports First Quarter 2015 Results

Strong Quarter with Growth Across Key Financial and Operating Metrics

AMSTERDAM 7 May 2015 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, announced its results today for the three months ended 31 March 2015.

Financial Highlights

•	Revenue increased by 15% to €92.5 million (1Q 2014: €80.6 million).

•	Adjusted EBITDA increased by 18% to €40.6 million (1Q 2014: €34.5 million).

•	Adjusted EBITDA margin increased to 43.9% (1Q 2014: 42.9%).

•	M&A transaction costs were €6.9 million before tax.

•	Net profit decreased to €4.4 million (1Q 2014: €10.4 million).

•	Earnings per diluted share were €0.06 (1Q 2014: €0.15).

•	Capital Expenditures, including intangible assets[1], were €67.6 million (1Q 2014: €57.0 million).

[1]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 7 May 2015

Operating Highlights

•	Equipped Space increased by 1,300 square metres to 94,800 square metres.

•	Revenue Generating Space increased by 3,000 square metres to 74,000 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Completed Expansion projects in Amsterdam and Vienna.

•	Completed purchase of Vienna campus.

“Interxion delivered a strong financial and operating performance in the first quarter, building on the momentum we saw in 2014,” said David Ruberg, Interxion’s Chief Executive Officer. “We continued to capitalise on strong customer orders and installations, resulting in a 21 percent year-over-year increase in revenue generating space and a utilisation rate of 78 percent, consistent with our disciplined strategy to expand to meet customer needs. The steady improvement across our key performance metrics reflects the underlying strength of our business model, the attractiveness of our communities of interest strategy and our disciplined capital expansion plan. Looking ahead, our expansion plans remain on track, with a number of value-enhancing projects scheduled for completion as we progress through the year.”

Quarterly Review

Revenue in the first quarter of 2015 was €92.5 million, a 15% increase over the first quarter of 2014 and a 3% increase over the fourth quarter of 2014. Recurring revenue was €87.1 million, a 15% increase over the first quarter of 2014 and a 4% increase over the fourth quarter of 2014. Recurring revenue in the quarter was 94% of total revenue.

Press Release, 7 May 2015

Cost of sales in the first quarter of 2015 was €36.3 million, an 11% increase over the first quarter of 2014 and a 2% decrease over the fourth quarter of 2014.

Gross profit was €56.2 million in the first quarter of 2015, a 17% increase over the first quarter of 2014 and a 6% increase over the fourth quarter of 2014. Gross profit margin in the first quarter of 2015 was 60.8%, compared with 59.6% in the first quarter of 2014 and 58.9% in the fourth quarter of 2014.

Sales and marketing costs in the first quarter of 2015 were €6.7 million, up 14% compared to the first quarter of 2014 and a 2% increase over the fourth quarter of 2014.

Other general and administrative costs2 were €8.9 million, a 17% increase compared to the first quarter of 2014 and a 15% increase compared to the fourth quarter of 2014.

Adjusted EBITDA for the first quarter of 2015 was €40.6 million, up 18% compared to the first quarter of 2014 and a 5% increase compared to the fourth quarter of 2014. Adjusted EBITDA margin was 43.9% in the first quarter of 2015 compared to 42.9% in the first quarter of 2014 and 43.0% in the fourth quarter of 2014.

Depreciation, amortisation, and impairments in the first quarter of 2015 was €18.2 million, an increase of 30% compared to the first quarter of 2014 and an increase of 5% from the fourth quarter of 2014.

Operating profit during the first quarter of 2015 was €13.4 million, a decrease of 33% compared to the first quarter of 2014 and a decrease of 29% from the fourth quarter of 2014. M&A transaction costs relating to the previously announced transaction with TelecityGroup were €6.9 million in the first quarter of 2015. Excluding M&A transaction costs, operating profit was €20.3 million in the first quarter of 2015, an increase of 2% compared to the first quarter of 2014 and an increase of 6% compared to the fourth quarter of 2014.

[2]	Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

Press Release, 7 May 2015

Net finance costs for the first quarter of 2015 were €6.6 million, a 22% increase compared to the first quarter of 2014, and a 18% decrease compared to the fourth quarter of 2014.

Income tax expense for the first quarter of 2015 was €2.4 million, a 43% decrease compared to the first quarter of 2014, and a 30% decrease compared to the fourth quarter of 2014.

Net profit was €4.4 million in the first quarter of 2015, a 57% decrease compared to €10.4 million in the first quarter of 2014, and a 40% decrease compared to €7.4 million in the fourth quarter of 2014.

Adjusted net profit3, was €8.9 million in the first quarter of 2015, a 9% decrease compared to the first quarter of 2014, and a 23% increase compared to the fourth quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €34.2 million in the first quarter of 2015, slightly lower than the first quarter of 2014, and a 16% decrease from the fourth quarter of 2014.

Capital expenditures, including intangible assets and the purchase of the Vienna campus, were €67.6 million in the first quarter of 2015 compared to €57.0 million in the first quarter of 2014 and €47.8 million in the fourth quarter of 2014.

Cash and cash equivalents were €54.0 million at 31 March 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.7 million at 31 March 2015 compared to €560.6 million at year end 2014. As of 31 March 2015, the company’s revolving credit facility was undrawn.

[3]

We define Adjusted Net Profit as net profit excluding the impact of the refinancing charge, capitalised interest, deferred tax adjustments, Dutch crisis tax, M&A transaction costs, increase/decrease in provision for onerous lease contracts, and the related corporate income tax effect.

Press Release, 7 May 2015

Equipped space at the end of the first quarter of 2015 was 94,800 square metres compared to 82,900 square metres at the end of first quarter of 2014 and 93,500 square metres at the end of the fourth quarter 2014. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the first quarter of 2015, compared with 74% at the end of the first quarter of 2014 and 76% at the end of the fourth quarter of 2014.

Business Outlook

Interxion today reaffirms its guidance for its expected results as an independent company for full year 2015:

Revenue	€375 million – €388 million

Adjusted EBITDA	€162 million – €172 million

Capital expenditures (including intangibles)	€180 million – €200 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm BST, 2:30 pm CET) to discuss Interxion’s first quarter 2015 results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is ‘INXN’. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 13 May 2015. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 23610917.

Press Release, 7 May 2015

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, Dutch crisis tax, M&A transaction costs and, income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €475 million 6.00% Senior Secured Notes due 2020.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Press Release, 7 May 2015

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Other companies, however, may present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Press Release, 7 May 2015

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

-ENDS-

Press Release, 7 May 2015

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 7 May 2015

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2015	2014
Revenue	92,482	80,610
Cost of sales	(36,282)	(32,578)

Gross profit	56,200	48,032
Other income	63	60
Sales and marketing costs	(6,679)	(5,880)
General and administrative costs	(36,159)	(22,231)

Operating profit	13,425	19,981
Net finance expense	(6,585)	(5,401)

Profit before taxation	6,840	14,580
Income tax expense	(2,415)	(4,221)

Net profit	4,425	10,359

Basic earnings per share: (€)	0.06	0.15
Diluted earnings per share: (€)	0.06	0.15

Number of shares outstanding at the end of the period (shares in thousands)	69,559	68,898
Weighted average number of shares for Basic EPS (shares in thousands)	69,393	68,871
Weighted average number of shares for Diluted EPS (shares in thousands)	70,329	69,619

	As at
	31 Mar	31 Mar
Capacity metrics	2015	2014
Equipped space (in square meters)	94,800	82,900
Revenue generating space (in square meters)	74,000	61,400
Utilisation rate	78%	74%

Press Release, 7 May 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2015	2014
Consolidated
Recurring revenue	87,051	75,871
Non-recurring revenue	5,431	4,739

Revenue	92,482	80,610

Adjusted EBITDA	40,605	34,545

Gross profit margin	60.8%	59.6%
Adjusted EBITDA margin	43.9%	42.9%
Total assets	1,188,761	941,658
Total liabilities	731,366	542,343
Capital expenditure, including intangible assets (i)	(67,570)	(57,005)

France, Germany, the Netherlands, and the UK
Recurring revenue	54,983	47,640
Non-recurring revenue	3,627	3,132

Revenue	58,610	50,772

Adjusted EBITDA	31,370	27,294

Gross profit margin	62.0%	61.8%
Adjusted EBITDA margin	53.5%	53.8%
Total assets	824,515	645,929
Total liabilities	181,390	138,082
Capital expenditure, including intangible assets (i)	(33,766)	(43,592)

Rest of Europe
Recurring revenue	32,068	28,231
Non-recurring revenue	1,804	1,607

Revenue	33,872	29,838

Adjusted EBITDA	18,978	15,798

Gross profit margin	64.6%	62.2%
Adjusted EBITDA margin	56.0%	52.9%
Total assets	312,666	237,874
Total liabilities	58,898	43,981
Capital expenditure, including intangible assets (i)	(33,125)	(12,683)

Corporate and other

Adjusted EBITDA	(9,743)	(8,547)

Total assets	51,580	57,855
Total liabilities	491,078	360,280
Capital expenditure, including intangible assets (i)	(679)	(730)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 May 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2015	2014
Reconciliation to Adjusted EBITDA
Consolidated
Net profit	4,425	10,359
Income tax expense	2,415	4,221

Profit before taxation	6,840	14,580
Net finance expense	6,585	5,401

Operating profit	13,425	19,981
Depreciation, amortisation and impairments	18,215	13,981

EBITDA	31,640	33,962
Share-based payments	2,241	643
Increase/(decrease) in provision for onerous lease contracts	(100)	—
M&A transaction costs	6,887	—
Income from sub-leases on unused data centre sites	(63)	(60)

Adjusted EBITDA	40,605	34,545

France, Germany, the Netherlands, and the UK
Operating profit	19,483	18,284
Depreciation, amortisation and impairments	11,717	8,919

EBITDA	31,200	27,203
Share-based payments	333	151
Increase/(decrease) in provision for onerous lease contracts	(100)	—
Income from sub-leases on unused data centre sites	(63)	(60)

Adjusted EBITDA	31,370	27,294

Rest of Europe
Operating profit	13,347	11,468
Depreciation, amortisation and impairments	5,435	4,280

EBITDA	18,782	15,748
Share-based payments	196	50

Adjusted EBITDA	18,978	15,798

Corporate and Other
Operating profit/(loss)	(19,405)	(9,771)
Depreciation, amortisation and impairments	1,063	782

EBITDA	(18,342)	(8,989)
Share-based payments	1,712	442
M&A transaction costs	6,887	—

Adjusted EBITDA	(9,743)	(8,547)

Press Release, 7 May 2015

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	31 Mar	31 Dec
	2015	2014
Non-current assets
Property, plant and equipment	944,232	895,184
Intangible assets	21,055	18,996
Deferred tax assets	31,107	30,064
Financial assets	774	774
Other non-current assets	7,180	5,750

	1,004,348	950,768
Current assets
Trade and other current assets	128,781	120,762
Short term investments	1,650	1,650
Cash and cash equivalents	53,982	99,923

	184,413	222,335

Total assets	1,188,761	1,173,103

Shareholders’ equity
Share capital	6,956	6,932
Share premium	499,181	495,109
Foreign currency translation reserve	23,193	10,440
Hedging reserve, net of tax	(271)	(247)
Accumulated deficit	(71,664)	(76,089)

	457,395	436,145
Non-current liabilities
Trade payables and other liabilities	12,353	12,211
Deferred tax liabilities	9,217	7,029
Provision for onerous lease contracts	625	1,491
Borrowings	540,319	540,530

	562,514	561,261
Current liabilities
Trade payables and other liabilities	157,930	146,502
Income tax liabilities	5,153	4,690
Provision for onerous lease contracts	3,423	3,443
Borrowings	2,346	21,062

	168,852	175,697

Total liabilities	731,366	736,958

Total liabilities and shareholders’ equity	1,188,761	1,173,103

Press Release, 7 May 2015

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	31 Mar	31 Dec
	2015	2014
Borrowings net of cash and cash equivalents
Cash and cash equivalents (ii)	53,982	99,923

6.00% Senior Secured Notes due 2020 (iii)	475,608	475,643
Mortgages	31,187	31,487
Financial leases	34,265	52,858
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	542,665	561,593

Revolving Facility deferred financing costs (iv)	(923)	(995)

Total borrowings	541,742	560,598

Borrowings net of cash and cash equivalents	487,760	460,675

(ii)	Cash and cash equivalents include €4.2 million as of 31 March 2015 and €5.3 million as of 31 December 2014, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(iv)	Deferred financing costs of €0.9 million as of 31 March 2015 were incurred in connection with the €100 million revolving facility.

Press Release, 7 May 2015

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2015	2014
Profit for the period	4,425	10,359
Depreciation, amortisation and impairments	18,215	13,981
Provision for onerous lease contracts	(925)	(819)
Share-based payments	2,241	643
Net finance expense	6,585	5,401
Income tax expense	2,415	4,221

	32,956	33,786
Movements in trade and other current assets	(1,631)	(800)
Movements in trade and other liabilities	2,874	1,306

Cash generated from operations	34,199	34,292
Interest and fees paid (*)	(13,574)	(10,826)
Interest received	49	67
Income tax paid	(2,320)	(358)

Net cash flows from operating activities	18,354	23,175
Cash flows from investing activities
Purchase of property, plant and equipment	(65,318)	(56,391)
Purchase of intangible assets	(2,252)	(614)

Net cash flows from investing activities	(67,570)	(57,005)
Cash flows from financing activities
Proceeds from exercised options	2,178	256
Repayment of mortgages	(320)	(167)
Proceeds Revolving Facility	—	30,000
Repayment of other borrowings	—	(11)

Net cash flows from financing activities	1,858	30,078
Effect of exchange rate changes on cash	1,417	1

Net movement in cash and cash equivalents	(45,941)	(3,751)
Cash and cash equivalents, beginning of period	99,923	45,690

Cash and cash equivalents, end of period	53,982	41,939

(*)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 May 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar	31 Mar
	2015	2014
Net profit - as reported	4.4	10.4
Add back
+ M&A transaction costs	6.9	—

	6.9	—
Reverse
- Adjustments to onerous lease	(0.1)	—
- Interest capitalised	(0.9)	(0.8)

	(1.0)	(0.8)
Tax effect of above add backs & reversals	(1.4)	0.2

Adjusted Net profit	8.9	9.8

Reported Basic EPS: (€)	0.06	0.15
Reported Diluted EPS: (€)	0.06	0.15
Adjusted Basic EPS: (€)	0.13	0.14
Adjusted Diluted EPS: (€)	0.13	0.14

Press Release, 7 May 2015

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 May 2015

with Target Open Dates after 1 January 2015

Market	Project	CAPEX (a, b) (€million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,400	1Q 2014 - 2Q 2015 (c)
Dusseldorf	DUS 1: Phase 3 Expansion	3	400	2Q 2015
Frankfurt	FRA 10: Phases 1 - 2 New Build	92	4,800	1H 2016 (d)
Madrid	MAD 2: Phase 2 Expansion	4	800	3Q 2015
Marseille	MRS 1: Phases 1 - 2	20	1,400	4Q 2014 - 2Q 2015(e)
Stockholm	STO 4: New Build	15	1,100	2Q 2015
Vienna	VIE 2: New Build	42	2,800	4Q 2014 - 4Q 2015 (f)
Total		€291	18,700

(a)	CAPEX and Equipped Space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,100 square metres) became operational in 1Q 2014; phase 2 (1,000 square metres) became operational in 2Q 2014; Phase 3 (1,500 square metres) became operational in 3Q 2014; phase 4 (1,300 square metres) became operational in 4Q 2014; phase 5 (1,300 square metres) became operational in 1Q 2015; Phase 6 (1,200 square meters) is scheduled for 2Q 2015.
(d)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 1H 2016. Construction of phases 3 & 4 (1,200 square metres each) has not yet been announced.
(e)	Phase 1 (600 square metres) became operational in 4Q 2014. Phase 2 (800 square metres) is scheduled to become available in 2Q 2015. Marseille costs include the purchase of land, buildings, and data centre equipment.
(f)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres became operational; in 2Q 2015, 600 square metres are scheduled to become operational. In 4Q 2015, 300 square metres are scheduled to become operational.